File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

1 November 2004

04046744

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

SEC MAIL PROCESSING RECEIVED NOV 08 2004

PROCESSED
DEC 2 0 2004
THOMSON FINANCIAL

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Schedule 11 - Notification of Interests of Directors and Connected Persons	SE Announcement	07-Oct-2004	✓				✓	Filed with SEC on 8 October 2004
88(2) - TD Waterhouse Nominees (Europe) - 15,029 shares	Co House Forms	08-Oct-2004		✓				
88(2) - TD Waterhouse Nominees (Europe) - 16,161 shares	Co House Forms	19-Oct-2004		✓				
88(2) - FHF Nominees Ltd- 3,817 shares	Co House Forms	26-Oct-2004		✓				
88(2) - Various - 3,347 shares	Co House Forms	26-Oct-2004		✓				
88(2) - Various - 5,890 shares	Co House Forms	26-Oct-2004		✓				
288a - Appointment of Sir John Egan	Co House Forms	01-Oct-2004		✓				

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 2366619

Company Name in full: Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	10	2004
† Date of Birth	07	11	1939

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Sir * Honours etc: KBE

Forename(s): John Leopold

Surname: Egan

Previous forename(s): Previous surname(s):

Usual residential address: 3 Chester Place, Regents Park

Post town: London Postcode: NW1 4NB

County / Region: Country:

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature: ELECTRONICALLY FILED **Date**:

RECEIVED NOV 09 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 179

A director, secretary etc must sign the form below.

Signed: ELECTRONICALLY FILED **Date**:

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Name John Leopold Egan

Company Name	Resignation
Asite Plc	
Asite Solutions Limited	15/08/2002
BAA (International Holdings) Limited	07/11/1999
BAA International Limited	07/11/1999
BAA Lynton Plc	07/11/1999
BAA Plc	07/11/1999
Cancer Research Technology Limited	02/06/2004
Cancer Research UK	28/07/2004
Gatwick Airport Limited	07/11/1999
Harrison Lovegrove & Co. Limited	
Heathrow Airport Limited	07/11/1999
Inchcape Plc	
London Airports 1992 Limited	07/11/1999
London Airports 1993 Limited	07/11/1999
London Airports Limited	07/11/1999
London First	29/07/2002
MEPC Limited	03/08/2000
Qinetiq Group Plc	07/05/2002
Qinetiq Limited	07/05/2002
Scottish Airports Limited	07/11/1999
Stanstead Airport Limited	07/11/1999
The Cancer Research Campaign	27/08/2002
The Centre for Tomorrow's Company	26/03/2002
The Financial Reporting Council Limited	30/05/2004
The Hong Kong Association	08/07/2003
The Institute of Management	06/09/2001
Warwick Castle Park Trust Limited	
World Duty Free Plc	07/11/1999
World Travel and Tourism Council	31/12/1999

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	5	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,160	3,978	3,891
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£7.20	£6.88

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

SEC MAIL PROCESSING SECTION RECEIVED NOV 09 2004 WASH., D.C. 179

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited A/C CESNOMS Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 15,029
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 15,029

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8.10.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP EXEC / JW/9087 Tel: 01903 833884

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,527	7,634	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CESNOMS Part ID:66X51 Address 201 DEANSGATE MANCHESTER UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 16,161
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **16,161**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19/10/04

A ~~director /~~ secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SM9212 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BO[redacted]ACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7096		
Nominal value of each share	65.5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	738p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name FHF Nominees Ltd, part. ID 846, Member a/c CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 3,817
Name TD Waterhouse Nominees (Europe), part ID 277, Member a/c CESNOMS Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,279
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,096**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26/10/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
18	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	567	2,780	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	831p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,347
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________________ **Date** 26/10/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 8

Tel: 01903 833394

DX number DX exchange

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 18OCT04 TO 18OCT04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
DAVIES ALAN /MR. 43 ROSLEY ROAD HAWKSLEY HALL WIGAN LANCS	272
EVANS KATHRYN PATRICIA COLE- /MS. 1 LANGDALE DRIVE CANNOCK WS11 1QW	682
FOGARTY CAROL /MRS. 37 LANGDALE ROAD GREAT BARR BIRMINGHAM UNITED KINGDOM B43 5RB	122
HUGHES JOANNE LISA /MISS. 54 OAKDALE ROAD HODGE HILL BIRMINGHAM UNITED KINGDOM B36 8AU	545
RANDALL SUSAN WENDY /MRS. 15 ARDEN ROAD DORRIDGE SOLIHULL	341
SPRAGG DEBORAH LOUISE /MISS. 344 SAREHOLE ROAD BIRMINGHAM B28 0AQ	341
SPRASON MICHELLE LOUISE /MISS. 59 MAYWELL DRIVE SOLIHULL UNITED KINGDOM B92 0PR	136
THOMAS JANINE /MISS. 6 CAESAR WAY COLESHILL BIRMINGHAM UNITED KINGDOM B46 1UD	341
NUMBER OF ACCOUNTS : 8	2780

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 18OCT04 TO 18OCT04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
COOK TONY /MR. 22 NUTHURST SUTTON COLDFIELD WEST MIDLANDS B75 7EZ	324
RUDGE KENNETH JOHN /MR. 40 KING EDWARDS AVENUE GLOUCESTER UNITED KINGDOM GL1 5DF	243
NUMBER OF ACCOUNTS : 2	567

*****END OF REPORT *****

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,468	33	341
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26/10/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/312 Tel: 01903 833064

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	18	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,048		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26/10/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/312 Tel: 01903 833064

DX number DX exchange

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 11OCT04 TO 11OCT04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
LYONS SHANE /MR. 128 LEEDS ROAD ALLERTON BYWATER CASTLEFORD WF10 2HB	208
MEE DAVID TIMOTHY /MR. 54 ACTON ROAD ARNOLD NOTTINGHAM NG5 7AD	304
MILLINGTON ABIGAIL LOUISE /MRS. 31 WOODSORREL DRIVE OAKWOOD DERBY DERBYSHIRE DE21 2UF	2556
SMITH JOSEPH JOHN /MR. 132 GLENEAGLES ROAD COVENTRY WARWICKSHIRE CV2 3BD	271
TURNER KATHRYN ANN /MRS. 24 GOYTRE CRESCENT GOYTRE PORT TALBOT WEST GLAMORGAN SA13 2YD	1943
NUMBER OF ACCOUNTS : 5	5282

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 07OCT04 TO 07OCT04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
HALL ANDREW WILLIAM /MR. ACONBURY COTTAGE SCHOOL LANE CROWLE WORCESTER WORCESTERSHIRE WR7 4AR	608
NUMBER OF ACCOUNTS : 1	608

*****END OF REPORT *****